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              	     SECURITIES AND EXCHANGE COMMISSION
 			                      Washington, DC 20549


                        				SCHEDULE 13D
		             Under the Securities Exchange Act of 1934


                  		    (Amendment No. 1 )*

               			  Cellular Communications, Inc.
			                     (Name of Issuer)
				                  Common Stock-Series A
			              (Title of Class of Securities)

                     				  150917102
			                     	(CUSIP Number)

     	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	            115 South Jefferson Road, Whippany, NJ 07981
 			                     (201) 739-2202
           		(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				August 23, 1996
       	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  150917102

                            				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
						                                           		(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC,PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
								                                               [  ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                 		7       SOLE VOTING POWER:

                               			688,986

	                 	8       SHARED VOTING POWER:

                               			14,466

	                 	9       SOLE DISPOSITIVE POWER:

                               			688,986

	                	10      SHARED DISPOSITIVE POWER:

                               			14,466

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                               		703,452

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                             								  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                             			3.3

14      TYPE OF REPORTING PERSON*:
	       BD

               			See Instructions Before Filling Out!





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                   			Schedule 13D Amendment No. 1


     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of Cellular Communications, Inc. (the "Issuer").

 Item 3:  Source and Amount of Funds or Other Consideration

    	The aggregate amount of funds used in making the purchases of 173,653 shares of Common Stock of the Issuer referred to in Item 5(c) hereof was approximately $9,203,609.00.


Item 5:  Interest in Securities of the Issuer (as of 8/23/96)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. The details of these transactions are set forth in
     Appendix I attached hereto.

	(d)	Not Applicable.

	(e)	On August 23, 1996, Bear Stearns elected to tender 414,459 shares of Cellular Communications, Inc. for $55.00 per share.  Accordingly,
     Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on August 23, 1996.









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Signature:

    	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  August 27, 1996                             BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Donald A. Martocchio
				                                             		Senior Managing Director
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                            APPENDIX I
                            BEAR, STEARNS & CO. INC.


                            Cellular Communications, Inc.
                            Trading from 7/23/96 through 8/23/96

    DATE          QUANTITY           DESCRIPTION      PRICE / ENTRY  AMOUNT

    8/23/96      -406,625    Cellular Comm., Inc.      TENDERED -22,364,375.00
    8/16/96        1,500     Cellular Comm., Inc.       53.25      79,875.00
    8/13/96        1,000     Cellular Comm., Inc.      53.0000     53,000.00
    8/12/96         100      Cellular Comm., Inc.      52.7500     5,275.00
    8/12/96        1,000     Cellular Comm., Inc.      53.2500     53,250.00
    8/12/96        2,500     Cellular Comm., Inc.      53.2500     133,125.00
    8/12/96        8,900     Cellular Comm., Inc.      52.8750     470,587.50
    8/12/96        20000     Cellular Comm., Inc.      53.2500    1,065,000.00
    8/12/96         200      Cellular Comm., Inc.      52.1250     10,425.00
    8/09/96         50       Cellular Comm., Inc.      52.7500     2,637.50
    8/09/96         85       Cellular Comm., Inc.      52.6250     4,473.13
    8/09/96        1831      Cellular Comm., Inc.      52.8750     96,814.13
    8/07/96        1000      Cellular Comm., Inc.      53.0000     53,000.00
    8/06/96         500      Cellular Comm., Inc.      53.3750     26,687.50
    8/06/96         610      Cellular Comm., Inc.      53.3750     32,558.75
    8/06/96        1500      Cellular Comm., Inc.      53.1250     79,687.50
    8/06/96        1000      Cellular Comm., Inc.      53.3750     53,375.00
    8/06/96         650      Cellular Comm., Inc.      52.8750     34,368.75
    8/06/96         175      Cellular Comm., Inc.      53.3750     9,340.63
    8/05/96        1000      Cellular Comm., Inc.      54.0000     54,000.00
    8/02/96         400      Cellular Comm., Inc.      54.1875     21,675.00
    8/02/96        4600      Cellular Comm., Inc.      54.1875     249,262.50
    8/01/96         700      Cellular Comm., Inc.      53.2500     37,275.00
    8/01/96        8800      Cellular Comm., Inc.      52.6250     463,100.00
    8/01/96        10000     Cellular Comm., Inc.      52.7500     527,500.00
    7/31/96         600      Cellular Comm., Inc.      52.6250     31,575.00
    7/31/96        1000      Cellular Comm., Inc.      53.0000     53,000.00
    7/31/96        1000      Cellular Comm., Inc.      53.0000     53,000.00
    7/31/96        1300      Cellular Comm., Inc.      52.6250     68,412.50
    7/31/96        1600      Cellular Comm., Inc.      52.6250     84,200.00
    7/31/96        2000      Cellular Comm., Inc.      53.3750     106,750.00
    7/31/96        2100      Cellular Comm., Inc.      52.6250     110,512.50
    7/31/96        2500      Cellular Comm., Inc.      52.6250     131,562.50
    7/31/96        3500      Cellular Comm., Inc.       52.625     184,187.50
    7/31/96        4000      Cellular Comm., Inc.       52.625     210,500.00
    7/31/96        4000      Cellular Comm., Inc.         53       212,000.00
    7/31/96        5000      Cellular Comm., Inc.       52.625     263,125.00
    7/31/96        5000      Cellular Comm., Inc.       53.375     266,875.00
    7/31/96        7900      Cellular Comm., Inc.       52.625     415,737.50
    7/31/96        24537     Cellular Comm., Inc.      53.1481    1,304,094.93
    7/30/96        4000      Cellular Comm., Inc.       52.125     208,500.00
    7/30/96        2500      Cellular Comm., Inc.       52.125     130,312.50
    7/30/96        5000      Cellular Comm., Inc.       52.125     260,625.00
    7/30/96        5000      Cellular Comm., Inc.       52.125     260,625.00
    7/29/96         400      Cellular Comm., Inc.       52.25      20,900.00
    7/24/96        5750      Cellular Comm., Inc.       51.25      294,687.50
    7/23/96        10000     Cellular Comm., Inc.       51.75      517,500.00

                            (Various Discretionary Accounts)
                                 (Aggregate Transactions)

    8/23/96        -7834     Cellular Comm., Inc.      TENDERED   -430,870.00
    8/12/96        1749      Cellular Comm., Inc.       53.143     92,947.11
    8/12/96         647      Cellular Comm., Inc.       53.143     34,383.52
    8/12/96        1277      Cellular Comm., Inc.       53.143     67,863.61
    8/12/96        3192      Cellular Comm., Inc.       53.143     169,632.46